Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

October 8, 2013

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011, as supplemented by

Supplement No. 1, dated April 3, 2013

John Deere Capital Corporation

$500 million 1.050% Senior Notes Due October 11, 2016

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	October 8, 2013
Settlement Date (T+3):	October 11, 2013
Maturity Date:	October 11, 2016
Benchmark Treasury:	0.875% due September 15, 2016
Benchmark Treasury Yield and Price:	0.673%; 100–18 ¾
Spread to Treasury:	42 basis points
Reoffer Yield:	1.093%
Coupon:	1.050%
Coupon Payment Dates:	Semi-annually on April 11 and October 11, commencing on April 11, 2014 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.873% plus accrued interest from October 11, 2013
Gross Spread:	0.150%
Net Proceeds (%):	99.723% plus accrued interest from October 11, 2013
Net Proceeds ($):	$498,615,000 plus accrued interest from October 11, 2013
CUSIP:	24422ESD2
Joint Book-Running Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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